SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                         SCHEDULE 13D (Amendment No. 5)*
                    Under the Securities Exchange Act of 1934

                       LIGAND PHARMACEUTICALS INCORPORATED
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                                (Name of Issuer)

                         Common Stock, $0.001 par value
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                         (Title of Class of Securities)

                                   53220K 20 7
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                                 (CUSIP Number)

                                William F. Daniel
                              Elan Corporation, plc
                                  Lincoln House
                                  Lincoln Place
                                Dublin 2, Ireland
                                (353) 1-709-4000

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           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                 August 4, 2000
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

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CUSIP No. 53220K 20 7

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1         NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES
             ONLY)
          Elan Corporation, plc
          I.R.S. Employer Identification No.: NA
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2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a)     / /
                                                              (b)     / /
          N/A
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3         SEC USE ONLY

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4         SOURCE OF FUNDS

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          WC
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5         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e) N/A

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6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Ireland
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                             7         SOLE VOTING POWER

        NUMBER OF                      12,031,809
         SHARES            _____________________________________________

       BENEFICIALLY          8         SHARED VOTING POWER
         OWNED BY
           EACH                        None
        REPORTING           _____________________________________________

       PERSON WITH           9         SOLE DISPOSITIVE POWER

                                       12,031,809
                           ----------------------------------------------
                             10        SHARED DISPOSITIVE POWER

                                       None
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11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            12,031,809
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12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES
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13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          19.6% (based upon outstanding common stock and shares of common stock issuable upon conversion of convertible notes and warrants as of July 31, 2000)
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14        TYPE OF REPORTING PERSON

          CO
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



Item 1.  Security and Issuer.

     This Amendment No. 5 amends the Schedule 13D filed with the Securities and Exchange Commission (the "Commission") on January 6, 1999, as amended by the
Schedule 13D/A1 filed with the Commission on July 27, 1999, as amended by the
Schedule 13D/A2 filed with the Commission on July 29, 1999, as amended by the
Schedule 13D/A3 filed with the Commission on September 10, 1999, as amended by the Schedule 13D/A4 filed with the Commission on December 17, 1999 (the "Schedule 13D"), with respect to the Common Stock, $0.001 par value ("Common Stock"), of Ligand Pharmaceuticals Incorporated (the "Issuer"), a Delaware corporation, whose principal executive offices are located at 10275 Science Center Drive, San Diego, California 92121.

Item 3.  Sources and Amount of Funds or Other Consideration.

     Item 3 of the Schedule 13D is restated in its entirety as follows:

     Pursuant to a Stock Purchase Agreement, dated as of September 30, 1998, by and between the Issuer and Elan International Services, Ltd., a wholly-owned subsidiary of Elan ("EIS"), EIS acquired 1,278,970 shares of Common Stock (the "First Shares") on September 30, 1998 for an aggregate cash purchase price of $14,900,000.50.

     Pursuant to a Securities Purchase Agreement, dated as of November 6, 1998, by and among the Issuer, EIS and Elan (the "Purchase Agreement"), on November 9, 1998, EIS acquired (i) 437,768 additional shares of Common Stock (the "Second Shares") for an aggregate cash purchase price of $5,099,997.20 and (ii) zero coupon convertible senior notes due 2008 of the Issuer with an 8.0% per annum yield to maturity (the "Notes") at an issue price of $30,000,000 (the "Initial Notes"). The issue price plus all accrued interest on the Initial Notes is convertible into Common Stock of the Issuer at any time at the option of EIS at a conversion price of $14.00 per share.

     Pursuant to a Development, License and Supply Agreement, dated as of November 6, 1998 (the "License Agreement"), by and between the Issuer and Elan, on November 9, 1998, Elan acquired (i) 429,185 additional shares of Common Stock (the "Third Shares") for an aggregate cash purchase price of $5,000,000 and (ii) additional Notes of the Issuer (the "Second Notes") with an issue price of $10,000,000, in each case, in lieu of certain cash license fees payable by the Issuer to Elan pursuant to the License Agreement. The issue price plus all accrued interest on the Second Notes is convertible into Common Stock at any time at the option of Elan at a conversion price of $14.00 per share.

     Pursuant to the Purchase Agreement, on July 14, 1999, EIS acquired additional Notes of the Issuer (the "Third Notes") with an issue price of $40,000,000. The issue price plus all accrued interest on the Third Notes is convertible into Common Stock at any time at the option of EIS at a conversion price of $14.00 per share. On March 1, 2000, 1999 $20,000,000 of the Third Notes, plus all accrued interest, were converted into Common Stock.

     On August 13, 1999, EIS, Elan and the Issuer executed an amendment to the Purchase Agreement (the "Letter Agreement"). Among other things, the Letter Agreement (i) removed certain limitations on the Company's use of proceeds from the sale of any Additional Notes issued after August 13, 1999; (ii) revised the formula used to calculate the conversion price of Notes issued after August 13, 1999; and (iii) extended the period during which the Issuer may request that EIS purchase additional Notes to December 31, 2000.

     Pursuant to the Purchase Agreement, as amended by the Letter Agreement, on September 30, 1999 EIS acquired 52,472 shares of Common Stock at a purchase price of $8.63 per share (the "Fourth Shares").

     Pursuant to the Purchase Agreement, as amended by the Letter Agreement, on August 31, 1999 EIS acquired additional Notes of the Issuer (the "Fourth Notes") with an issue price of $20,000,000. The issue price plus all accrued interest on the Fourth Notes is convertible into Common Stock at any time at the option of EIS at a conversion price of $9.15 per share. On December 31, 1999, the Fourth Notes, plus all accrued interest, were converted into Common Stock.

     On August 20, 1999 Elan and the Issuer executed an Amendment to the License Agreement (the "License Amendment"). The License Amendment adjusted the license royalties payable by the Issuer to Elan upon the happening of certain events and revised the Issuer's commitment to undertake certain clinical expenditures.

     Pursuant to the Purchase Agreement, as amended by the Letter Agreement, on November 22, 1999 EIS acquired a warrant to purchase 91,406 additional shares of Common Stock (the "Warrant"). The Warrant is exercisable from August 4, 2000 through August 3, 2006 at an exercise price of $10.00 per share of Common Stock, subject to customary anti-dilution adjustments.

     Pursuant to the License Agreement, on December 10, 1999 Elan acquired 498,504 additional shares of Common Stock (the "Fifth Shares") in lieu of certain cash license fees payable by the Issuer to Elan pursuant to the License Agreement.

     Pursuant to the License Agreement, on June 29, 2000 Elan acquired 367,183 additional shares of Common Stock (the "Sixth Shares" and, together with the First Shares, the Second Shares, the Third Shares, the Fourth Shares, the Fifth Shares, the Initial Notes, the First Notes, the Second Notes, the Third Notes, the Fourth Notes and the Warrant, the "Securities") in lieu of certain cash license fees payable by the Issuer to Elan pursuant to the License Agreement.

     The First Shares, the Second Shares, the Fourth Shares, the Initial Notes, the Third Notes, the Fourth Notes and the Warrant were purchased by EIS with general corporate funds. None of such funds were borrowed.

Item 4.  Purpose of Transaction.

     Item 4 of the Schedule 13D is restated in its entirety as follows:

     Elan acquired the Securities for the purpose of making an investment in the Issuer and in connection with the execution of the License Agreement.

     Each of the Initial Notes, the Second Notes and the Third Notes are convertible into Common Stock at the option of EIS or Elan, as the case may be, at a conversion price of $14.00 per share. The number of shares of Common Stock into which the Initial Notes, the Second Notes and the Third Notes may be converted is based upon the quotient obtained by dividing the issue price thereof plus all accrued interest thereon to the conversion date by $14.00.

     The Warrant is exercisable for 91,406 shares of Common Stock at an exercise price of $10.00 per share, subject to customary anti-dilution adjustments.

     The Issuer has granted to Elan and EIS certain registration rights for the First Shares, the Second Shares, the Third Shares, the Fourth Shares, the Fifth Shares and the Sixth Shares and the shares of Common Stock issuable upon conversion of the Initial Notes, the Second Notes, the Third Notes, the Fourth Notes and the Warrant.

     Pursuant to and subject to the conditions set forth in the Purchase Agreement, as amended by the Letter Agreement, at the Issuer's request, EIS will, in its sole discretion, purchase additional Notes with an issue price of up to $10,000,000 on or before December 31, 2000. Such Notes will be convertible into Common Stock of the Issuer at the option of EIS at a conversion price equal to the average of the closing prices of the Common Stock for the 20 consecutive trading days immediately preceding the issue date of such Notes, plus a premium. In addition, pursuant to the License Agreement, as amended by the License Amendment, Elan may, at the option of the Issuer, acquire additional shares of Common Stock in lieu of certain cash fees which may become payable by the Issuer to Elan pursuant thereto upon the achievement of certain milestones.

     Other than as set forth above, neither Elan nor EIS has any present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

     The foregoing descriptions of the Purchase Agreement, the License Agreement, the Letter Agreement and the License Amendment do not purport to be complete and are qualified in their entirety by reference to the full text thereof. Copies of the Purchase Agreement and the License Agreement were filed as Exhibits 1 and 2 to the Schedule 13D filed with the Commission on January 6, 1999. A copy of the License Amendment is filed as Exhibit 4 hereto. A copy of the Letter Agreement was filed as Exhibit 3 to the Schedule 13D/A3 filed with the Commission on September 10, 1999. The

Purchase Agreement, the License Agreement, the Letter Agreement and the License Amendment are incorporated herein by reference.

Item 5.  Interest in Securities of the Issuer.

     Item 5 (a) of the Schedule 13D is restated in its entirety as follows:

     (a) Elan is the beneficial owner of 12,031,809 shares of Common Stock, or approximately 19.6% of the outstanding shares of Common Stock (based upon the outstanding shares of Common Stock as of July 31, 2000 and the shares of Common Stock issuable upon conversion of the Initial Notes, the Second Notes, the Third Notes, the Fourth Notes and the Warrant). To the best knowledge of Elan, no other person named in Item 2 above beneficially owns any shares of Common Stock.

Item 7.  Items to be Filed as Exhibits.

Exhibit 1* Securities Purchase Agreement, dated as of November 6, 1998, by and among Elan Corporation, plc ("Elan"), Elan International Services, Ltd. and the Issuer.

Exhibit 2* Development, License and Supply Agreement, dated as of November 9, 1998, by and between Elan and the Issuer.

Exhibit 3* Letter Agreement, dated as of August 13, 1999, between Elan, EIS and the Issuer.

Exhibit 4** Amendment to Development, License and Supply Agreement, dated as of August 20, 1999, between Elan and the Issuer.

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*    Previously filed.

** Certain confidential portions of this Exhibit were omitted by means of marking such portions with an asterisk (the "Mark"). This Exhibit has been filed separately with the Secretary of the Commission without the Mark pursuant to Elan's Request for Confidential Treatment under Rule 24b-2 of the Securities Exchange Act of 1934.

                                    Signature


     The undersigned certifies that, after reasonable inquiry and to the best of its knowledge and belief, the information set forth in this statement is true, complete and correct.

September 11, 2000

                              ELAN CORPORATION, PLC


                              By: /s/ William F. Daniel
                                  Name: William F. Daniel
                                  Title: Group Vice President, Finance
                                         and Group Controller

                                  Exhibit Index

Exhibit No.                                Exhibit

1* Securities Purchase Agreement, dated as of November 6, 1998, by and among Elan Corporation, plc, Elan International Services, Ltd. and Ligand Pharmaceuticals Incorporated.

2* Development, License and Supply Agreement, dated as of November 9, 1998, by and between Elan Corporation, plc and Ligand Pharmaceuticals Incorporated.

3* Letter Agreement, dated as of August 13, 1999, between Elan Corporation, plc, Elan International Services, Ltd. and Ligand Pharmaceuticals Incorporated

4* Amendment to Development, License and Supply Agreement, dated as of August 20, 1999, between Elan and the Issuer.



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*    Previously filed.

** Certain confidential portions of this Exhibit were omitted by means of marking such portions with an asterisk (the "Mark"). This Exhibit has been filed separately with the Secretary of the Commission without the Mark pursuant to Elan's Request for Confidential Treatment under Rule 24b-2 of the Securities Exchange Act of 1934.